JULIA ARYEH Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

November 27, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention:	Inessa Kessman

Robert Littlepage

Charli Wilson

Jeff Kauten

Re:	CSLM Acquisition Corp.

Amendment No. 1 to Draft Registration Statement on Form S-4

Submitted October 18, 2024

CIK No. 0001875493

Ladies and Gentlemen:

On behalf of our client, CSLM Acquisition Corp., a Cayman Islands company with limited liability (“SPAC” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form S-4 (the “S-4”) filed on September 3, 2024 contained in the Staff’s letter dated November 7, 2024 (the “Comment Letter”).

The Company has filed via EDGAR a registration statement on form S-4 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-4

Risk Factors

Fusemachines relies on unpatented proprietary information..., page 76

1. We note your response to prior comment 14. Please expand your risk factor disclosure to include a more fulsome discussion of the risks to your business and operations associated with the use of open source algorithms including the lack of transparency and explainability of open source algorithms, risk of bias and the risk of inadvertent disclosure of customer information.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

U.S. Securities & Exchange Commission November 27, 2024 Page 2

Response: The Company revised the disclosure in the Registration Statement to address the Staff’s comment. Please see page 78.

Unaudited Pro Forma Condensed Combined Financial Statements, page 187

2. For adjustment 3(r), please provide a tabular presentation detailing the adjustments and its components. Also, explain the recapitalization and your accounting for it. Refer to your basis in accounting literature.

Response: The Company has revised the disclosure for adjustments 3(q) and 3(w) in the Registration Statement in response to the Staff’s comment to provide a tabular presentation detailing the adjustments and its components. Please see pages 205 and 208. In addition, the Company has added the paragraph below to adjustments 3(q) and 3(w) to explain the recapitalization and the accounting for it.

Notwithstanding the legal form, the Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP and not as a business combination under ASC 805. Under this method of accounting, CSLM, will be treated as the acquired company for accounting purposes, whereas Fusemachines will be treated as the accounting acquirer. In accordance with this method of accounting, the Business Combination will be treated as the equivalent of Fusemachines issuing shares for the net assets of CSLM, accompanied by a recapitalization. The net assets of Fusemachines will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Business Combination will be those of Fusemachines.

3. Please clarify adjustments 3(t) and 3(o) and their relationship. Explain how you determined the value of the 45,000 shares in relation to the value of the accounts payable balance. Clarify who owns what shares and how the Sponsor’s forfeiture relates to the Business Combination. Explain why the values in adjustment 3(t) are zero.

Response: In its submission of the Registration Statement, the Company has removed the Sponsor’s forfeiture, which was previously captured in adjustment 3(t). The discussion directly below expands on the details of the initially contemplated Sponsor forfeiture and explains why it has been removed in the Registration Statement.

Sponsor Forfeiture and its Removal

It was initially contemplated (in Amendment No. 1) that the Sponsor would forfeit a number of CSLM Class A Ordinary Shares equal to the number of Pubco shares obtained by multiplying 45,000 shares of Fusemachines Common Stock by the Conversion Ratio.

Instead of the originally planned Sponsor forfeiture described directly above, the parties executed the First Amendment to Business Combination Agreement on August 27, 2024, which, in lieu of providing for the Sponsor Forfeiture, amended the definition of Aggregate Fully Diluted Company Common Stock. The amended definition calls for the exclusion of up to 50,000 shares of Fusemachines Common Stock to be issued to third-party service providers of Fusemachines. The Aggregate Fully Diluted Company Common Stock serves as the denominator for the Conversion Ratio. The Registration Statement has been updated to exclude from the denominator of the conversion ratio the 45,000 shares that will be issued to the third-party service provider of Fusemachines immediately before, and conditioned upon, the Closing of the Business Combination. This removal is reflected in the Conversion Ratio calculated in the unaudited pro forma condensed combined financial information in the Registration Statement (please see page 189) and this removal is in accordance with the First Amendment to Business Combination Agreement mentioned above.

U.S. Securities & Exchange Commission November 27, 2024 Page 3

Relationship Between Adjustments 3(t) and 3(o) in Amendment No. 1

In Amendment No. 1, the initial relationship between adjustments 3(t) and 3(o) was that the number of CSLM Class A Ordinary shares the Sponsor was deemed to have forfeited (adjustment 3(t)) was set equal to the number of shares of Pubco to be issued to the third-party service provider of Fusemachines that is set to receive 45,000 shares of Fusemachines Common Stock immediately before, and conditioned upon, the Closing of the Business Combination.

In Amendment No. 1, the values in adjustment 3(t) reflect a debit of $3.55 to CSLM Class A Ordinary Shares to reflect the par value of the CSLM Class A Ordinary Shares deemed to be forfeited by the Sponsor. The fair value of the forfeited CSLM Class A Ordinary Shares was treated as a specific incremental cost directly attributable to the proposed offering of securities in accordance with Staff Accounting Bulletin Topic 5.A. As such, the excess of the fair value of the forfeited CSLM Class A Ordinary Shares over par was charged against the gross proceeds of the proposed offering of the securities through a debit to Additional paid in capital with the fair value of the forfeited CSLM Class A Ordinary Shares recorded as an equal credit to Additional paid in capital resulting in a net credit to Additional paid in capital of $3.55. As the net impact was a debit to CSLM Class A Ordinary Shares for $3.55 and a credit to Additional paid in capital of $3.55, adjustment 3(t) was rounded to $0 since the unaudited pro forma condensed combined balance sheet is presented in thousands of dollars.

In the Registration Statement, the only shares reflected related to the Staff’s Comment No. 3 (on Amendment No. 1) are the 45,000 shares of Fusemachines Common Stock that will be issued to and owned by a third-party service provider of Fusemachines immediately prior to, and conditioned upon, the Closing of the Business Combination. These shares are reflected as converted into shares of Pubco in the reverse recapitalization, which can be seen in adjustments 3(q) and 3(w) in the Registration Statement.

Accounting for the Obligation to Issue 45,000 Shares and the Value of the 45,000 Shares in Relation to Accounts Payable

In Amendment No. 1, the Company assessed that the obligation to issue 45,000 shares of Fusemachines Common Stock to a third-party service provider immediately prior to, and conditioned upon, the Closing of the Business Combination, should be accounted for as stock compensation under ASC 718.

The obligation to issue shares resulted from an August 2024 agreement between the Company and the service provider that specified that as of the effective date of said agreement, the Company owed the service provider $408.9 thousand for past services provided and that the Company would settle this payable by (i) issuing 45,000 shares of its common stock to the service provider immediately prior to and contingent upon the consummation of the closing of the Business Combination, and (ii) pay $208.9 thousand in cash to the service provider within ten days after the closing of the closing of the Business Combination.

As a result of the Staff’s Comment No. 3 (on Amendment No. 1), the Company determined that it should revisit its original analysis of how this obligation should be accounted for and how the obligation to issue the shares should be valued in relation to the value of the accounts payable. In revisiting, the Company evaluated the following provision of ASC 718 to determine whether the above-described obligation should be accounted for under ASC 718:

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ASC 718-10-15-3 states (underlined emphasis added):

The guidance in the Compensation—Stock Compensation Topic applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in the grantor’s own operations or provides consideration payable to a customer by issuing (or offering to issue) its shares, share options, or other equity instruments or by incurring liabilities to an employee or a nonemployee that meet either of the following conditions:

a The amounts are based, at least in part, on the price of the entity’s shares or other equity instruments. (The phrase at least in part is used because an award of share-based compensation may be indexed to both the price of an entity’s shares and something else that is neither the price of the entity’s shares nor a market, performance, or service condition.)

b The awards require or may require settlement by issuing the entity’s equity shares or other equity instruments.

In evaluating the guidance above to prepare the Registration Statement, the Company determined that the obligation to issue 45,000 shares emanating from the August 2024 agreement described above should not be accounted for under ASC 718. This determination was made because the $408.9 thousand payable incurred (which will be partially settled with the 45,000 shares) referenced in the August 2024 agreement was entirely a result of services provided before the August 2024 agreement. Since the Company acquired all of the services that triggered the $408.9 thousand payable before the August 2024 agreement, these services were not acquired by the Company under a share-based payment arrangement because when the services were actually provided they were acquired by the Company under an arrangement whereby it was expected that the services would ultimately be paid for in cash. Therefore, in the Registration Statement, the Company determined that the obligation to issue 45,000 shares should not be accounted for as stock compensation under ASC 718.

After assessing that the obligation to issue shares should not be accounted for under ASC 718, the Company assessed whether it should be accounted for under ASC 480. The Company determined that the obligation should not be accounted for under ASC 480 because ASC 480-10-15-5 indicates that ASC 480 does not apply to a feature embedded in a financial instrument that is not a derivative instrument in its entirety. The Company determined that the obligation to issue shares was not a freestanding financial instrument because it was neither i) entered into separately and apart from any of the entity’s other financial instruments, nor was it ii) separately exercisable. As it was determined that the obligation to issue shares was not a freestanding financial instrument it was determined that it was an embedded feature. Since it was determined to be an embedded feature and since the overall financial instrument (comprised of the obligations settleable in both cash and shares) is not a derivative in its entirety (as it does not meet the net settlement criterion because it is settled via a gross delivery of cash of $208.9 thousand and a gross delivery of 45,000 shares) the Company determined that neither the embedded obligation to issue shares, nor the overall freestanding financial instrument (inclusive of the obligation to issue shares and pay cash) should be accounted for under ASC 480.

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After determining that the obligation to issue shares should be considered embedded, the Company determined that it did not require bifurcation as an embedded derivative under ASC 815-15 because it did not meet the net settlement criterion (the shares issued upon settlement are Fusemachines Inc. private company shares which are not readily convertible to cash) to be considered a derivative.

Subsequent to determining that derivative bifurcation for the obligation to issue shares was not required, the Company evaluated its obligations to the service provider under the August 2024 agreement to determine whether the August 2024 agreement should be accounted for as an extinguishment (in accordance with ASC 470-50) of the Company’s initial obligations (those obligations prior to the August 2024 agreement under the initial agreement with the service provider) and an immediate recognition of the new obligations specified in the August 2024 agreement. The Company determined that the August 2024 agreement should be accounted for as an extinguishment because the obligation to issue shares represented the addition of a substantive conversion option, as that term is used in ASC 470-50-50-10 (and as it is defined in ASC 470-20-40-7). As the Company determined that the August 2024 agreement should be accounted for as an extinguishment, it calculated a loss on extinguishment (in accordance with ASC 470-50-40-4) equal to the reacquisition price of the new obligations under the August 2024 agreement less the net carrying amount of the initial obligations. The reacquisition price was equal to the fair value of the new obligations on the effective date of the August 2024 agreement, which was determined to be $478.6 thousand, and the net carrying amount of the initial obligations was $408.9 thousand, which resulted in a loss on extinguishment of $69.7 thousand, which is recorded in loss on extinguishment of payable in the condensed consolidated interim statement of operations and comprehensive loss for the nine months ended September 30, 2024 (statement in the Registration Statement). In accordance with ASC 470-20-25-13, the offset to the loss on extinguishment of $69.7 thousand was recorded as an increase to additional paid-in capital as the premium associated with the new obligations issued under the August 2024 agreement was determined to be substantial (i.e., the premium was greater than 10% (in practice premiums greater than 10% are considered “substantial” in terms of applying the guidance in ASC 470-20-25-13) as $69.7 thousand is greater than 10% of $408.9 thousand). The $408.9 thousand obligation incurred under the initial agreement with the service provider, which is described in the August 2024 agreement, is recorded in accounts payable in the condensed consolidated interim balance sheet as of September 30, 2024 (balance sheet in the Registration Statement).

The fair value of the new obligations used to determine the loss on extinguishment was determined using a probability-weighted expected return method (“PWERM”)/scenario-based method (“SBM”). The significant inputs to the valuation method were an estimate of the probability of the Business Combination closing, an estimate of the date the Business Combination will close, an estimate of the fair value of the Fusemachines shares (estimate based on an income approach and market approach in accordance with Internal Revenue Service Ruling 59-60 for compliance with Internal Revenue Code Section 409A) to be issued upon the closing of the Business Combination, and an estimated discount rate. As the method for estimating the fair value of the new obligations used significant unobservable inputs, it was determined to represent a Level 3 fair value measurement.

With respect to the value of the 45,000 shares in relation to the accounts payable balance, in the scenario where the Business Combination occurs, the fair value of the shares was estimated to be $342.6 thousand (after discounting for settlement expected to occur in the future) and the fair value of the cash to be paid was estimated to be $191.6 thousand (after discounting for settlement expected to occur in the future). This total of $534.2 thousand was then multiplied by the estimated probability of the Business Combination closing of 75% to yield a probability-weighted fair value of $400.6 thousand. In the scenario

U.S. Securities & Exchange Commission November 27, 2024 Page 6

where the Business Combination does not close, the cash payment for the full liability of $408.9 thousand has a fair value of $311.9 thousand (after discounting), which is multiplied by the 25% estimated probability of the Business Combination not closing to yield a probability-weighted fair value of $78.0 thousand for a combined probability-weighted fair value of $478.6 thousand ($400.6 + $78.0 = $478.6—overall fair value of the new obligations used to calculate the loss on extinguishment as described above).

Please note that the Company has included much of the disclosure in response to the Staff’s Comment No. 3 (on Amendment No. 1) in the footnotes to Fusemachines financial statements, please specifically see the heading titled, “Consulting Agreement” in the Commitments and Contingencies footnote. Please see pages F-81 through F-82 of the Registration Statement.

4. Please clarify adjustment 3(x) and its relationship to adjustment 3(l), and how the amount of the adjustment was determined.

Response: Adjustment 3(l) in Amendment No. 1 reflected the removal of the fair value of the outstanding Fusemachines convertible notes in connection with the conversion of these notes into shares of Fusemachines Common Stock immediately prior to the Closing of the Business Combination under the No Additional Redemption Scenario.

Adjustment 3(x) in Amendment No. 1 reflected the difference between 1) the removal of the fair value of the outstanding Fusemachines convertible notes in connection with their conversion into shares of Fusemachines Common Stock under the No Additional Redemption Scenario and 2) the removal of the fair value of the outstanding Fusemachines convertible notes in connection with their conversion into shares of Fusemachines Common Stock under the Maximum Redemption Scenario.

The fair values of the convertible notes (immediately prior to assumed conversion) in the No Additional Redemption Scenario differed from the fair values in the Maximum Redemption Scenario because:

•

The Conversion Ratio in the two redemption scenarios differs. The fair value used to remeasure (immediately prior to assumed conversion) the convertible notes was estimated by multiplying a current CSLM stock price by the applicable (i.e., No Additional Redemption or Maximum Redemption) Conversion Ratio to arrive at an estimated fair value per share of Fusemachines Common Stock. This estimated fair value per share was then used to remeasure the fair value of the convertible notes (based on number of shares the notes convert into) immediately prior to their assumed conversion. Therefore, the differing Conversion Ratios in the two redemption scenarios drove differing fair value remeasurement adjustments.

•

The principal and accrued interest used as the numerator to calculate the number of shares the notes convert into (the denominator is the conversion price) for the October 2019 and September 2021 convertible notes differs in the two redemption scenarios. The principal and accrued interest differs because the amount of cash repayment differs in the two redemption scenarios. Greater cash repayment drives a lower principal and accrued interest before assumed conversion. Reducing the principal and accrued interest reduces the numerator in the calculation of the number of shares the notes convert into, which reduces the number of shares the notes get converted into. Lowering the number of shares decreases the fair value of the notes immediately before conversion. Decreasing the fair value of the notes immediately before conversion changes the dollar amount of the adjustment to remeasure the notes to fair value immediately before their assumed conversion.

U.S. Securities & Exchange Commission November 27, 2024 Page 7

The bullets below, which apply to the Registration Statement, summarize how the adjustments for convertible notes (that are carried at fair value) are impacted by the differing Conversion Ratios in the No Additional Redemption Scenario and the Maximum Redemption Scenario. In addition, these bullets explain how the convertible notes issued in October 2019 and September 2021 are settled via different amounts of partial cash repayments in the No Additional Redemption Scenario and the Maximum Redemption Scenario.

No Additional Redemption Scenario

Adjustment 3(g) reflects, in the No Additional Redemption Scenario, the remeasurement to fair value of the Fusemachines convertible notes issued in January 2024 at the estimated Closing Date, as Fusemachines elected the fair value option upon issuance of the notes.

•

The fair value of the convertible notes as of the Closing Date is based on the number of shares of Fusemachines Pubco Common Stock that the convertible notes will convert into. The number of shares of Fusemachines Common Stock that the convertible notes will convert into immediately prior to the Closing of the Business Combination will be the same under both the No Additional Redemption Scenario and the Maximum Redemption Scenario. However, in the Maximum Redemption Scenario, the shares convert into a different number of shares of Fusemachines Pubco Common Stock (see adjustment 3(u)) due to a 0.7903 Conversion Ratio (Conversion Ratio is 0.7933 in the No Additional Redemption Scenario), affecting the convertible notes’ fair value (see adjustment 3(x)).

Adjustment 3(t) reflects, in the No Additional Redemption Scenario, the remeasurement to fair value of the Fusemachines convertible notes issued in October 2019 and September 2021, as Fusemachines elected the fair value option upon issuance of the notes.

•

The fair value of the convertible notes as of the Closing Date is based on the number of shares of Fusemachines Pubco Common Stock that the convertible notes will convert into. The number of shares of Fusemachines Common Stock that the convertible notes will convert into immediately prior to the Closing of the Business Combination will differ under the No Additional Redemption Scenario and the Maximum Redemption Scenario due to a different partial cash repayment of the notes under the No Additional Redemption Scenario and the Maximum Redemption Scenario. Changing the amount of cash repayment changes the amount of principal and accrued interest that will be converted on the estimated Closing Date (please see discussion of Amendment No. 1 above for further information).

•

Additionally, under the Maximum Redemption Scenario, the shares of Fusemachines Common Stock convert into a different number of shares of Fusemachines Pubco Common Stock (see adjustment 3(y)) due to a 0.7903 Conversion Ratio (Conversion Ratio is 0.7933 in the No Additional Redemption Scenario), affecting the convertible notes’ fair value (see adjustment 3(x)).

Adjustment 3(k) reflects, in the No Additional Redemption Scenario, the conversion of the October 2019 and September 2021 convertible notes on the estimated Closing Date and the removal of their aggregate fair value under the No Additional Redemption Scenario (see adjustment 3(t)) as well as the partial cash repayment of these notes on the estimated Closing Date. Adjustment 3(k) also reflects, in the No Additional Redemption Scenario, the conversion of the January 2024 convertible notes on the estimated Closing Date and the removal of their aggregate fair value under the No Additional Redemption Scenario (see adjustment 3(g)).

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Maximum Redemption Scenario

As described in the No Additional Redemption Scenario bullets above, the fair values of the January 2024 convertible notes differ under the Maximum Redemption Scenario due to a 0.7903 Conversion Ratio under the Maximum Redemption Scenario (Conversion Ratio is 0.7933 in the No Additional Redemption Scenario).

Additionally, as described in the No Additional Redemption Scenario bullets above, the fair value of the October 2019 and September 2021 convertible notes differ under the Maximum Redemption Scenario due to a 0.7903 Conversion Ratio under the Maximum Redemption Scenario (Conversion Ratio is 0.7933 in the No Additional Redemption Scenario) and due to a different partial cash repayment of the notes under the No Additional Redemption Scenario and the Maximum Redemption Scenario pursuant to the terms of the convertible note agreements. Changing the amount of cash repayment changes the amount of principal and accrued interest that will be converted on the estimated Closing Date (please see discussion of Amendment No. 1 above for further information). Changing the amount of principal and accrued interest converted changes the number of shares issued to settle the notes upon conversion which changes the fair value of the notes immediately prior to conversion.

The bullets below explain the adjustments related to the convertible notes carried at fair value under the Maximum Redemption Scenario:

•

Adjustment 3(x) reverses adjustment 3(t). Adjustment 3(t) is the remeasurement to fair value of the October 2019 and September 2021 convertible notes under the No Additional Redemption Scenario. Adjustment 3(x) also reverses adjustment 3(g). Adjustment 3(g) is the remeasurement to fair value of the January 2024 convertible notes under the No Additional Redemption Scenario. Additionally, adjustment 3(x) reflects, in the Maximum Redemption Scenario, the remeasurement to fair value of the convertible notes issued in October 2019 and September 2021.

•

Adjustment 3(x) also reflects, in the Maximum Redemption Scenario, the remeasurement to fair value of the convertible notes issued in January 2024. Adjustment 3(y) reflects the reversal of the conversion of the October 2019 and September 2021 convertible notes under the No Additional Redemption Scenario and the reversal of the partial cash repayment under the No Additional Redemption Scenario, both of which are included as part of adjustment 3(k). Additionally, adjustment 3(y) reflects, in the Maximum Redemption Scenario, the partial cash repayment and conversion of the October 2019 and September 2021 convertible notes.

•

Adjustment 3(u) reflects the reversal of the conversion of the January 2024 convertible notes under the No Additional Redemption Scenario, which is included as part of adjustment 3(k). Additionally, adjustment 3(u) reflects, in the Maximum Redemption Scenario, the conversion of the January 2024 convertible notes, which were remeasured to their immediately pre-conversion fair values in the Maximum Redemption Scenario through adjustment 3(x).

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The Company has revised the disclosure for adjustments 3(g), 3(k), 3(t), 3(u), 3(x), and 3(y) in Amendment No. 2 in response to the Staff’s comment to clarify the adjustments and their relationships as described in the above bullets. Please see pages 204 through 209.

Directors, Officers, Executive Compensation and Corporate Governance of CSLM Prior to Business Combination, page 227

5. We note your response to prior comment 12 and reissue in part. Please revise your disclosure include Mr. Cassel’s business experience for the last five years (specifically the period from 2019 to 2021) and clarify or define “CIM.”

Response: The Company revised the disclosure in the Registration Statement to address the Staff’s comment. Please see pages 30 and 233.

CSLM Acquisition Corp. Financial Statements

Consolidated Balance Sheets, page F-24

6. We note your response and reissue prior comment 21. We understand the funds held in the Trust Account are restricted as to withdraw or use for other than current operations. Refer to the guidance in ASC 210-10-45-4.

Response: The Company discussed the comment with the Staff and determined classification of the Trust account as a current asset is considered appropriate. As such, the Company has not made any revisions.

Please contact Alexandria Kane at (212) 407-4017 or myself at (212) 407-4043 with any questions.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

cc: Alexandria Kane